Exhibit 2.3

Master Agreement

     This Master Agreement (this “Agreement”) is entered into as of December 8, 2005, among Savient Pharmaceuticals, Inc., a Delaware corporation (“Savient”), Ferring International Centre SA, a Swiss corporation (“Ferring International”), Ferring B.V., a Dutch corporation (“Ferring BV”) and Ferring Pharmaceuticals Inc., a Delaware corporation (“Ferring USA”, and together with Ferring International and Ferring BV, the “Ferring Entities”). Ferring Holdings S.A. is additionally a party to this Agreement for purposes of the guarantee set forth on the signature page hereto.

BACKGROUND

     On March 23, 2005, Savient entered into a Share Purchase Agreement with Ferring BV (the “Share Purchase Agreement”) and an Asset Purchase Agreement with Ferring International (the “Asset Purchase Agreement”), which together provided for the sale to Ferring BV and Ferring International of Savient’s global biologics business.  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Share Purchase Agreement.

     This Agreement sets forth the agreement of the parties with respect to a number of different issues, including (i) the resolution of a dispute regarding the Closing Working Capital Amount, (ii) the termination of the Co-Promotion Agreement dated as of March 23, 2005, between Savient and Ferring USA (the “Co-Promotion Agreement”), and (iii) a change in the time and amount of payment of the amounts due from Ferring International to Ferring USA pursuant to the Notes (as defined in Section 1.4(c)(ii) of the Asset Purchase Agreement).

     The parties therefore agree as follows:

1. Closing Statement under the Share Purchase Agreement. Pursuant to Section 1.4 of the Share Purchase Agreement, Savient and Ferring BV hereby mutually agree to the Closing Working Capital Amount as calculated in the Closing Statement attached hereto as Exhibit A, which statement shall be final and binding. The parties further agree that the Closing Statement requires that Ferring BV pay to Savient $755,000 in cash by wire transfer of immediately available funds within three Business Days of the date hereof, which payment is in full satisfaction of Ferring BV’s obligations pursuant to Section 1.4(d) of the Share Purchase Agreement.

2. First Anniversary Promissory Note. Ferring International hereby agrees to pay to Savient, on or before December 15, 2005, $15,700,000 in cash by wire transfer of immediately available funds to an account designated by Savient. This payment shall be in full satisfaction of Ferring International’s obligations under the First Anniversary Promissory Note (as defined in the Asset Purchase Agreement), which is hereby cancelled subject to Ferring International’s satisfaction of its payment obligations under the immediately preceding sentence.

3. Second Anniversary Promissory Note. Ferring International hereby agrees to pay to Savient, on or before March 31, 2006, $6,700,000 in cash by wire transfer of immediately available funds to an account designated by Savient. This payment shall be in full satisfaction of Ferring International’s obligations under the Second Anniversary Promissory Note (as defined in the Asset Purchase Agreement), which is hereby cancelled subject to Ferring International’s satisfaction of its payment obligations under the immediately preceding sentence.

4. Termination of Co-Promotion Agreement. Savient hereby agrees to pay to Ferring USA, on December 15, 2005, $17,750,000, reduced by the amount equal to the accrued co-promotion expenses paid by Savient to the date hereof and set forth on Exhibit B, in cash by wire transfer of immediately available funds to an account designated by Ferring USA. The Co-Promotion Agreement is hereby terminated in full and no party shall have any further obligations thereunder, subject to Savient’s satisfaction of its payment obligations under the immediately preceding sentence.

     Notwithstanding anything to the contrary in the preceding sentence in this Section 4 or in Section 14.05 of the Co-Promotion Agreement, the parties agree that Sections 1, 8, 11, 12.01 (other than the first sentence thereof), 12.02, 15, 18, 20, 22 and 23 shall survive the termination and shall remain in full force and effect.

5. Remedy. Each of the parties to this Agreement acknowledges that a violation of this Agreement by any party could cause irreparable harm to any other party to this Agreement for which monetary damages may be difficult to ascertain or an inadequate remedy. As a result, nothing in this Agreement will be construed so as to impair any equitable right of any party hereto to enforce any of the terms of this Agreement by any equitable means, including through injunction or the remedy of specific performance.

6. Expenses in Event of Breach of Agreement. If any party to this Agreement shall bring an action against any other party hereto by reason of any alleged breach of any provision of this Agreement, or otherwise arising out of this Agreement, the prevailing party in such action shall be entitled to be indemnified by the other parties hereto for such prevailing party’s costs of enforcement and reasonable attorneys’ fees.

7. Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent by overnight delivery via a reputable national courier service, in each case to the intended recipient as set forth below:

If to Ferring Entities:

c/o Ferring B.V.
Postbus 184
2130 AD Hoofddorp
The Netherlands
Attention: General Counsel

Facsimile: +31 (0) 23 568 03 90

If to Savient:	Copies to:

Savient Pharmaceuticals, Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
One Tower Center	60 State Street
14th Floor	Boston, Massachusetts 02109
East Brunswick, New Jersey 08816	Attention: David E. Redlick, Esq.
Attention: Philip K. Yachmetz, Esq.

Facsimile: (732) 418-9065	Facsimile: (617) 526-5000

8. Entire Agreement. This Agreement and the Exhibits hereto constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede and replace any prior agreements and understandings, whether oral or written, between the parties with respect to such matters. The provisions of this Agreement may be waived, altered, amended or repealed in whole or in part only upon the written consent of all parties to this Agreement.

9. Counterparts; Signature By Facsimile. This Agreement may be executed in counterparts, each of which shall be original, but all of which shall constitute one and the same instrument. This Agreement may be executed by exchange of signatures by facsimile.

10. Governing Law. This Agreement and any disputes hereunder shall be construed and interpreted in accordance with the internal laws of the State of New York, United States of America, without giving effect to any choice or conflict of law provision or rule that would cause the application of any other laws.

11. No Right of Setoff. All payments by any party under this Agreement shall be made without set-off, defense or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, other than tax withholding obligations imposed by law. Without limiting the generality of the foregoing, no party hereto may not set off against its payment obligations hereunder any amounts owed to any other party or any of their Affiliates pursuant to the Share Purchase Agreement or the Asset Purchase Agreement.

12. Arbitration. Any disputes, claims or controversies between Savient, on the one hand, and any Ferring Entity, on the other hand, in connection with this Agreement, including any question regarding its formation, existence, validity, enforceability, performance, interpretation, breach or termination (any such dispute, claim or controversy, a “Dispute”), shall be finally resolved by binding arbitration. Any arbitration hereunder shall be conducted under the Rules of Arbitration of the London Court of International Arbitration. The arbitration shall be conducted in the English language before three arbitrators chosen according to the following procedure: within 20 days after commencement of the arbitration, each of Ferring BV (for the avoidance of doubt, not any other Ferring Entity) and Savient shall appoint one arbitrator, and within 20 days after the appointment of both such arbitrators, the two arbitrators so chosen shall choose the third arbitrator. If the two arbitrators chosen by Ferring BV and Savient cannot agree on the choice of the third arbitrator within a period of 20 days after their appointment, then the third arbitrator shall be appointed by the London Court of International Arbitration. Each of the arbitrators shall be a lawyer or former judge. The chairman of the three arbitrators shall have experience arbitrating disputes in the pharmaceutical industry. Any arbitration that would otherwise be conducted pursuant to this Section 13 that relates to the subject matter of any arbitration conducted pursuant to Section 10.15 of the Share Purchase Agreement shall be combined into a single arbitration before the same panel of three arbitrators, conducted in accordance with Section 10.15 of the Share Purchase Agreement. Each party hereto hereby irrevocably waives all rights to trial by jury in any Dispute. The place of the arbitration shall be London, England.

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

     SAVIENT PHARMACEUTICALS, INC.

     By: /s/ Philip K. Yachmetz
          Name:  Philip K. Yachmetz
          Title:  Senior Vice President — Corporate
                     Strategy & General Counsel

     FERRING INTERNATIONAL CENTRE SA

     By: /s/ Dr. Peter Wilden
          Name:  Dr. Peter Wilden
          Title:  Director

     By: /s/ [illegible]
          Name:  [illegible]
          Title:  Director

     FERRING INTERNATIONAL B.V

     By: /s/ Dr. Peter Wilden
          Name: Dr. Peter Wilden
          Title: Director

     FERRING PHARMACEUTICALS INC.

     By: /s/ Wayne C. Anderson
          Name: Wayne C. Anderson
          Title: President

     By its signature below, Ferring Holdings S.A. hereby agrees that Ferring Pharmaceuticals Inc. shall be a “Guaranteed Party” and the obligations of each of the Ferring Entities hereunder shall be “Guaranteed Obligations” pursuant to the Parent Guarantee dated March 23, 2005, delivered by Ferring Holdings S.A. to Savient Pharmaceuticals, Inc.

     FERRING HOLDINGS S.A.

     By: /s/ [illegible]
          Name:
          Title: